July 27, 2011

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Attn:	Melinda Hooker, Staff Accountant
Re: Dahua, Inc.
Form 8-K filed July 19, 2011
File No. 0-49852

Dear Ms. Hooker:

I am writing on behalf of Dahua Inc. (the "Company") in response to your letter dated July 21, 2011 with respect to the Company's filing Item 4.01 Form 8-K.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

1.  Please amend your filing to include all of the disclosure related to changes in and disagreements with accountants as required by Item 304 of Regulation S-K. In this regard, please follow the specific language required by Item 304 in your disclosures.

RESPONSE:   The company has amended 8-K as required.

2.   Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE:   The company will file the Exhibit as required.

The company acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dahua Inc.

/s/ Yonglin Du
Yonglin Du, President & CEO